SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                 FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

     For the fiscal year ended December 31, 2001

                           OR

     [  ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

     For the transition period from ____ to ____.


Commission file number     000-23249
                           ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               PROFIT SHARING PLAN OF
                  PRIORITY HEALTHCARE CORPORATION AND AFFILIATES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PRIORITY HEALTHCARE CORPORATION
                          250 Technology Park, Suite 124
                             Lake Mary, Florida 32746

                                 REQUIRED INFORMATION

Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)  Financial Statements

     INDEPENDENT AUDITORS' REPORT

     FINANCIAL STATEMENTS:

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 2001 AND 2000

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

         NOTES TO FINANCIAL STATEMENTS

     SUPPLEMENTAL SCHEDULES*:

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001 (SCHEDULE I)

        *NOTE - OTHER SCHEDULES HAVE BEEN OMITTED BECAUSE THEY ARE
          NOT APPLICABLE.

(b)  Exhibits

     23 - Consent of Ent & Imler CPA Group, PC

                                                  INDEPENDENT AUDITORS' REPORT



To the Administrator and
Administrative Committee of
The Profit Sharing Plan of Priority
   Healthcare Corporation and Affiliates:

     We have audited the accompanying statements of net assets available for plan benefits, with fund information, of The Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits, with fund information, for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   ENT & IMLER CPA GROUP, PC

Indianapolis, Indiana
June 21, 2002


                                                 PROFIT SHARING PLAN OF
                                            PRIORITY HEALTHCARE CORPORATION
                                                    AND AFFILIATES


                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                        --------------------------------------------------------------------------
                                                     DECEMBER 31, 2001

                                                      Fund Information
                        --------------------------------------------------------------------------

                                       Cardinal            PHC
                                        Common           Common            Mutual            Loan
                                        Stock             Stock            Funds             Fund             Total
                                    -------------    --------------   ---------------   --------------   --------------
  ASSETS:
    Investments, at fair value:      $         -      $  1,762,481     $  3,153,915      $     44,373     $ 4,960,769

    Receivables:
      Employer contributions                   -           196,817          679,326                 -         876,143
      Employee contributions                   -                 -                -                 -               -

    Accrued investment income                                   46                2                 -              48
                                     ------------     -------------    -------------     -------------    ------------
        Total assets                           -         1,959,344        3,833,243            44,373       5,836,960

  LIABILITIES:

    Other liabilities                          -                 -                -                -               -
                                     ------------     -------------    -------------     -------------    ------------
    Net assets available for
       plan benefits                 $         -      $  1,959,344     $  3,833,243      $     44,373     $ 5,836,960
                                     ============     =============    =============     =============    ============


                           See auditors' report and accompanying notes to the financial statements.

                                                 PROFIT SHARING PLAN OF
                                            PRIORITY HEALTHCARE CORPORATION
                                                    AND AFFILIATES

                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                        --------------------------------------------------------------------------
                                                     DECEMBER 31, 2000

                                                      Fund Information
                        -------------------------------------------------------------------------
                                       Cardinal            PHC
                                        Common           Common            Mutual            Loan
                                        Stock             Stock            Funds             Fund             Total
                                    -------------    --------------   ---------------   --------------   --------------
  ASSETS:

   Investments, at fair value:       $   144,246      $  1,171,624     $  2,492,890      $     49,468     $ 3,858,228

    Receivables:
      Employer contributions                   -           157,152          425,992                 -         583,144
      Employee contributions                   -                 -                -                 -               -

    Accrued investment income                 35                86                -                 -             121
                                     ------------     -------------    -------------     -------------    ------------
        Total assets                     144,281         1,328,862        2,918,882            49,468       4,441,493

  LIABILITIES:

    Other liabilities                          -                 -                -                 -               -
                                     ------------     -------------    -------------     -------------    ------------
    Net assets available for
       plan benefits                 $    144,281      $  1,328,862     $  2,918,882      $     49,468     $ 4,441,493
                                     =============     =============    =============     =============    ============


                        See auditors' report and accompanying notes to the financial statements.

                                                 PROFIT SHARING PLAN OF
                                            PRIORITY HEALTHCARE CORPORATION
                                                    AND AFFILIATES

                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                     INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001
                        -------------------------------------------------------------------------

                                                      Fund Information
                        -------------------------------------------------------------------------

                                       Cardinal            PHC
                                        Common           Common            Mutual            Loan
                                        Stock             Stock            Funds             Fund             Total
                                    -------------    --------------   ---------------   --------------   --------------

  Contributions:
    Employer                         $          -     $    196,817     $    679,326      $           -     $  876,143
    Employee                                    -          215,425          716,736                  -        932,161
    Rollover                                    -            5,915           17,575                            23,490
                                      ------------    -------------    -------------     --------------    -----------
      Total contributions                       -          418,157        1,413,637                  -      1,831,794
                                      ------------    -------------    -------------     --------------    -----------
  Investment Income:
    Interest and dividends                     54            1,595          130,099              4,512        136,260
    Realized gains and losses             112,383           86,983         (207,370)                 -         (8,004)
    Net appreciation
      (depreciation) in fair
      value of investments               (109,934)        (163,636)         (83,516)                 -       (357,086)
                                      ------------    -------------    -------------     --------------    -----------
      Total investment income               2,503          (75,058)        (160,787)             4,512       (228,830)
                                      ------------    -------------     ------------     --------------    -----------

        Total additions                     2,503          343,099        1,252,850              4,512      1,602,964

  Distributions to participants                 -          (33,371)        (170,537)                 -       (203,908)
  Administrative expenses                     (87)          (3,404)               -                (98)        (3,589)
  Net transfers (to) from
     other funds                        (146,697)          324,158         (167,952)            (9,509)             -
                                     ------------     -------------     ------------      -------------    -----------
  Net increase in net assets
     available for plan benefits        (144,281)          630,482          914,361             (5,095)      1,395,467

  Beginning of year                      144,281         1,328,862        2,918,882             49,468       4,441,493
                                     ------------     -------------     ------------     --------------     -----------
  End of year                        $         -      $  1,959,344     $  3,833,243      $      44,373      $5,836,960
                                     ============     =============    =============     ==============     ===========


                               See auditors' report and accompanying notes to the financial statements.


                                                 PROFIT SHARING PLAN OF
                                            PRIORITY HEALTHCARE CORPORATION
                                                    AND AFFILIATES


                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                     INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2000
                        -------------------------------------------------------------------------

                                                      Fund Information
                        -------------------------------------------------------------------------

                                       Cardinal            PHC
                                        Common           Common            Mutual            Loan
                                        Stock             Stock            Funds             Fund             Total
                                    -------------    --------------   ---------------   --------------   --------------

  Contributions:
    Employer                         $         -      $    157,152      $   425,992       $         -       $  583,144
    Employee                                   -           108,978          443,073                 -          552,051
    Rollover                                   -             5,694           14,760                             20,454
                                     ------------      ------------     ------------      ------------      -----------
      Total contributions                      -           271,824          883,825                 -        1,155,649
                                     ------------      ------------     ------------      ------------      -----------

  Investment Income:
    Interest and dividends                   633             1,443          220,600             5,366          228,042
    Realized gains and losses             32,589           385,186           13,648                 -          431,423
    Net appreciation                      54,633           426,230         (339,698)                -          141,165
      (depreciation) in fair
      value of investments           ------------      ------------     ------------      ------------      -----------
        Total investment income           87,855           812,859         (105,450)            5,366          800,630
                                     ------------      ------------     ------------      ------------      -----------
          Total additions                 87,855         1,084,683          778,375             5,366        1,956,279

  Distributions to participants           (1,515)          (28,815)        (142,143)                -         (172,473)
  Administrative expenses                   (243)           (1,845)               -              (157)          (2,245)
  Net transfers (to) from
    other funds                          (71,249)         (278,242)         394,981           (45,490)               -
                                     ------------      ------------     ------------      ------------      -----------
  Net increase in net assets
    available for plan benefits           14,848           775,781        1,031,213           (40,281)       1,781,561

  Beginning of year                      129,433           553,081        1,887,669            89,749        2,659,932
                                     ------------      ------------     ------------      ------------      -----------
  End of year                        $   144,281      $  1,328,862      $ 2,918,882       $    49,468       $4,441,493
                                     ============     =============     ============      ============      ===========


                               See auditors' report and accompanying notes to the financial statements.

                         PROFIT SHARING PLAN OF
                     PRIORITY HEALTHCARE CORPORATION
                             AND AFFILIATES

                      NOTES TO FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 2001 AND 2000


NOTE 1 - DESCRIPTION OF THE PLAN

     The following brief description of the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

     Effective January 1, 1999, Priority Healthcare Corporation adopted the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the "Plan") which is a combined profit sharing and 401(k) pre-tax savings plan, using the Prism Prototype Retirement Plan and Trust (the "Prism Plan"). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Priority Healthcare Corporation and its Affiliates (the "Company").

Participation

     Employees are eligible to participate in the Company's profit sharing program of the Plan on January 1, April 1, July 1 or October 1, whichever comes first, after completing one year of service and attaining age eighteen. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed no fewer than 1,000 hours of service.

     Employees are eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1, whichever comes first, after 90 days of employment and attaining age eighteen.

Expenses

     Certain expenses of the plan were paid by the Company and approximated $4,800 in 2001 and $3,200 in 2000.

Administration

     The Plan is administered by a committee (the "Committee") appointed by the Compensation and Stock Option Committee of the Company's Board of Directors. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.

Contributions and Allocations to Participants

     The Company's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors. The profit sharing contribution, before forfeitures, for 2001 and 2000 was $909,826 and $606,530, respectively.

     Participants may authorize that a pre-tax amount between 1% and 13% of their annual compensation be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $10,500 for 2001 and 2000. Participants may also make qualified rollover contributions to the Plan.

     Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year. The maximum compensation allowed is $170,000 in 2001 and 2000.

     Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $33,683 and $23,285, respectively.

     Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

Vesting and Distributions

     A participant's interest in his pre-tax employee contributions and the earnings thereon are 100% vested at all times.

     A participant's interest in his profit sharing account is vested as follows:

       Number of Years                            Percentage
         of Service                                 Vested

              1                                       20%
              2                                       40%
              3                                       60%
              4                                       80%
              5                                      100%

     In the event of a participant's retirement on or after his 65th birthday, total disability or death, his profit sharing account becomes fully vested.

     Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

     The Committee must approve all distributions and loans to participants.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The accounts of the Plan are maintained on the accrual basis of accounting.

Investments and Investment Income

     Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

Payment of Benefits

     Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account. Benefits are recorded when paid.

Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

     The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in several different investment programs as directed by each participant. These investment programs range from money market, government secured, fixed income, growth, aggressive funds, and the Company's own stock. For the participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation (depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.

Investment Options

     Under the Prism Plan, participants are able to direct their contributions among several investment options. The investment funds available to participants are as follows:

     1. Victory Investment Quality Bond Fund - invests primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

     2. Victory Balanced Fund - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

     3. Victory Special Value Fund - invests primarily in common stocks of small and medium-sized companies.

     4. Cardinal Health, Inc. Common Stock Fund - invests in the common stock of Cardinal Health, Inc.

     5. Victory U.S. Government Obligations Fund - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

     6. American EuroPacific Growth Fund - invests in small and large companies based in industrial nations as well as smaller, developing nations.

     7. American Washington Mutual Investors Fund - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

     8. Janus Fund - invests primarily in a diversified portfolio of common stocks of issuers of any size.

     9. Victory Stock Index - composed of 500 domestically traded common stocks weighted according to the market value of each common stock in the Index.

     10. Priority Healthcare Corporation Common Stock Fund - invests in the common stock of Priority Healthcare Corporation.

     11. Victory Intermediate Income Fund - invests at least 65% of assets in investment-grade debt securities.

     12. Victory Government Reserves Fund - invests only in securities issued by the U.S. Government, its agencies and/or instrumentalities.

Fund Transfers

     Transfers between funds result from participants redirecting their contributions between the funds listed above.


NOTE 4 - PARTY-IN-INTEREST

     Participants in the Plan may invest their contributions/account balances in a Priority Healthcare Corporation Common Stock Fund, which primarily holds shares of Priority Healthcare Corporation common stock. At December 31, 2001, this fund held 50,064 shares with a historical cost of $1,442,468 and a market value of $1,762,481. At December 31, 2000, this fund held 28,088 shares with a historical cost of $646,330 and a market value of $1,171,624.


NOTE 5 - INCOME TAX STATUS

     The Internal Revenue Service issued a determination letter stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.


NOTE 6 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - PLAN AMENDMENTS

     Effective February 21, 2001, the Company suspended employee purchases of Bindley Western Industries, Inc./Cardinal Health, Inc. stock. The participant account balances previously held in the Bindley Western Industries, Inc. fund were re-allocated according to current investment elections.

     Effective January 20, 2001, the Plan was amended for eligibility and vesting purposes. Years of service with the following predecessor employers shall count in fulfilling the eligibility and determining vested amounts for this plan:

     Bindley Western Industries, Inc., and subsidiaries, but only for service as of the Effective Date, and only for employees employed by Priority Healthcare Corporation (or its affiliates) as of the Effective Date, Pharmacy Plus, Inc., Supplies Unlimited, and active Employees of FRECO, Inc., Lynnfield Compounding Center, Inc., Lynnfield Drug, Inc.
     d/b/a Freedom Drug and Physicians Formulary employed on January 20, 2001.


NOTE 8 - DIFFERENCE FROM FORM 5500

     At December 31, 2001 and 2000, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.


NOTE 9 - SIGNIFICANT EVENT

     On February 14, 2001 Bindley Western Industries, Inc. merged with Cardinal Health, Inc. This was a stock-for-stock transaction, where Bindley Western Industries, Inc. shareholders received 0.4275 Cardinal Health, Inc. common shares for each outstanding share of Bindley Western Industries, Inc.


                                                                                                         Schedule I
                                                                                                          Form 5500
                                                                                                         Schedule H
                                                                                                    Part IV line 4i


                                                        PROFIT SHARING PLAN OF
                                                    PRIORITY HEALTHCARE CORPORATION
                                                            AND AFFILIATES

                                    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                    --------------------------------------------------------------
                                                           DECEMBER 31, 2001
                                                      EIN: 35-1927379 PLAN #: 001


                                                                                                          Current
                 Identity of Issue               Description of Investment               Cost              Value
  -----  ----------------------------------   ---------------------------------      -----------       ------------

         Priority Healthcare Corp Common      Equity Securities of Priority
   *     Stock Fund                           Healthcare Corporation                 $ 1,442,468       $ 1,762,481

         American Europacific Growth Fund     Registered Investment Companies            388,642           310,273

         Janus Fund                           Registered Investment Companies            687,391           554,757

         Victory Special Value Fund           Registered Investment Companies            545,874           524,459

         Victory Stock Index Fund             Registered Investment Companies            169,397           142,483

         Victory Balanced Fund                Registered Investment Companies            401,018           363,438

         American Washington Mutual Inv.
         Fund                                 Registered Investment Companies            653,677           638,516

         Victory Intermediate Income Fund     Registered Investment Companies            207,465           204,446

         Victory Gradison Government
         Reserves - G                         Registered Investment Companies            414,356           415,543

         Loans to participants (Interest
   *     rates of 8.25% to 9.25%)                                                         44,373            44,373
                                                                                     ------------      ------------

                                                                                     $ 4,954,661       $ 4,960,769
                                                                                     ============      ============

         *Denotes party-in-interest.


                               See auditors' report and accompanying notes to the financial statements.

                                SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PROFIT SHARING PLAN OF PRIORITY HEALTHCARE
                                  CORPORATION AND AFFILIATES


Date: June 26, 2002              By:      /s/ Barbara J. Luttrell
                                      --------------------------------
                                      Name:  Barbara J. Luttrell
                                      Title:  Plan Administrator

                                                                    EXHIBIT 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS


     We hereby consent and give permission to use our report dated June 21, 2002 in this annual report on Form 11-K, and its incorporation by reference in the registration statement on Form S-8 relating to The Profit Sharing Plan of Priority Healthcare Corporation and Affiliates.



                                            ENT & IMLER CPA GROUP, PC


                                            /S/ ENT & IMLER CPA GROUP, PC


Indianapolis, Indiana
June 26, 2002

                             BAKER & DANIELS
   300 NORTH MERIDIAN STREET, SUITE 2700 . INDIANAPOLIS, INDIANA 46204
                    (317) 237-0300 FAX (317) 237-1000




June 27, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.

Attention: Filing Desk

Re:  Form 11-K for Profit Sharing Plan of
     Priority Healthcare Corporation and Affiliates

Dear Sir or Madam:

     On behalf of the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the "Plan"), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission, an Annual Report on Form 11-K (with exhibit) for the fiscal year of the Plan ended December 31, 2001. If you should have any questions, please contact the undersigned.

                                                     Sincerely,

                                                     /s/ Heather J. Kidwell

                                                     Heather J. Kidwell

Enclosure